Proof in Recovery





Zachary Ratliff (He/Him) · 3rd

Let's end the addiction crisis.

Greater Chicago Area · Contact info

500+ connections

Proof in Recovery

University of Illinois Urbana-Champaign

Experience

CEO & Founder
Proof in Recovery · Full-time
Jan 2018 – Present · 4 yrs 1 mo
Chicago

Chief Analytics Officer
Private Equity · Full-time
Jun 2017 – Dec 2017 · 7 mos
Chicago, Illinois, United States

Startup private equity firm implementing a substance use treatment center rollup.

Senior Analytics Consultant
Blue Cross and Blue Shield of Illinois, Montana, New Mexico, Oklahoma & Texas
Aug 2013 – Jun 2017 · 3 yrs 11 mos
Chicago

Smart, Tiered and HMO Network Analyses: Developed an innovative approach to analyze healthcare networks in a post-discount world utilizing cohort groups to normalize for gender mix, age, plan type, geography, utilization mix, and severity. Reporting is automatable utilizing tableau and scalable to other product lines to minimize upkeep and maximize ease ...see more

Actuarial Analyst
Mercer
Jul 2010 – Aug 2013 · 3 yrs 2 mos
Chicago

Onsite Clinic Financial Lead: Analyzed Onsite Clinic RFP financials for Mercer's Midwest division, delivering results to clients to assist in with the selection process. Created a standardized request template and aggregation model to minimize consultant time requirements and maximize profits. ...see more

Sales Associate
Banana Republic
Oct 2008 – Jul 2010 · 1 yr 10 mos
744 North Michigan Avenue, Chicago, IL

Drove sales through one on one customer experiences, managed client portfolio to maintain on going revenue streams and facilitated development of new employees.

Show 1 more experience

Education

University of Illinois Urbana-Champaign
Bachelors, Economics
2004 – 2008
Activities and Societies: Sigma Nu Fraternity, Orange Krush, Block I.

Culver Academies
High School
2000 – 2004

Volunteer experience

Chairman Of The Executive Board
Addiction Treatment Advocacy Coalition
Nov 2017 – Present · 4 yrs 3 mos
Health